DB

19006024

SECU[...]ON

Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
| Estimated average burden hours per response.... | 12.00 |

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

SEC Mail Processing
FEB 28 2019
Washington, DC

| SEC FILE NUMBER |
|---|
| 8-68759 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (Date) AND ENDING December 31, 2018 (Date)

**A. REGISTRANT IDENTIFICATION**

NAME OF BROKER-DEALER: Andbanc Brokerage, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Brickell Ave., Suite 1050
(No. and Street)

| Miami | Florida | 33131 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman 561-771-0036
(Area Code - Telephone No.)

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assurance Dimensions
(Name - *if individual, state last, first, middle name)*

| 5489 Wiles Road, Unit 303 | Coconut Creek | Florida | 33073 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**SEC 1410 (06-02)**

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

# OATH OR AFFIRMATION

I, Joaquin Frances, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Andbanc Brokerage, LLC as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

DARIUS LASHKARI
Notary Public - State of Florida
Commission # GG 143206
My Comm. Expires Jan 9, 2022
Bonded through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (e) Statement of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) Statement of Exemption from Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) SIPC Supplemental Report and Independent Accountant's Report
- ☑ (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# Andbanc Brokerage LLC
# Financial Statements
# December 31, 2018

**Andbanc Brokerage LLC**
**Table of Contents**
**December 31, 2018**


| | Page(s) |
|---|---|
| Report of Independent Registered Public Accounting Firm | 1 |
| Financial Statements: | |
| Statement of Financial Condition | 2 |
| Statement of Operations | 3 |
| Statement of Changes in Member's Equity | 4 |
| Statement of Cash Flows | 5 |
| Notes to Financial Statements | 6-10 |
| Supplementary Information: | |
| Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934 | 11 |
| Schedule II: Computation of Aggregate Indebtedness | 12 |
| Rule 15c3-3 Statement of Exemption | 13 |
| Report of Independent Registered Public Accounting Firm on Rule 15c3-3 Statement of Exemption | 14 |
| Independent Registered Public Accounting Firm's Agreed-Upon Procedures Report on Schedule of Assessments and Payments (Form SIPC-7) | 15 |

ASSURANCE DIMENSIONS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member
of **Andbanc Brokerage LLC**

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Andbanc Brokerage, LLC as of December 31, 2018, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes [and schedules] (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Andbanc Brokerage LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Andbanc Brokerage LLC's management. Our responsibility is to express an opinion on Andbanc Brokerage LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Andbanc Brokerage LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Andbanc Brokerage LLC's financial statements. The supplemental information is the responsibility of Andbanc Brokerage LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the Securities Exchange Act of 1934, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as Andbanc Brokerage LLC's auditor since November, 2017.
Coconut Creek, Florida
February 26, 2019

**Andbanc Brokerage LLC**
**Statement of Financial Condition**
**As of December 31, 2018**

| | |
|---|---|
| **Assets** | |
| Cash | $ 249,487 |
| Due from clearing broker | 893,620 |
| Deposit with clearing broker | 251,295 |
| 12b1 fees receivable | 145,400 |
| Employee advances | 445,812 |
| Prepaid expenses and other assets | 9,724 |
| Furniture and equipment, net | 66,771 |
| **Total Assets** | $ 2,062,109 |
| | |
| **Liabilities** | |
| Accounts payable and accrued expenses | $ 33,956 |
| Commissions payable | 38,016 |
| Due to related party | 27,969 |
| **Total Liabilities** | 99,941 |
| | |
| **Member's Equity** | 1,962,168 |
| | |
| **Total Liabilities and Member's Equity** | $ 2,062,109 |

See accompanying notes to financial statements.

## Andbanc Brokerage LLC
## Statement of Operations
## For the Year Ended December 31, 2018

| | |
|---|---|
| **Revenues** | |
| Riskless principal transactions | $ 1,452,235 |
| Riskless principal transactions- related parties | 183,576 |
| Commissions | 502,110 |
| 12B1 fees | 596,284 |
| Administrative fees | 117,375 |
| Other | 44,949 |
| **Total Revenues** | 2,896,529 |
| **Operating Expenses** | |
| Compensation and employee benefits | 1,207,824 |
| Commission expense | 316,886 |
| Clearing charges | 248,315 |
| Finders fees | 123,333 |
| Occupancy expense- related party | 86,230 |
| Data services | 77,039 |
| Professional fees | 66,697 |
| Travel expense | 45,907 |
| General and administrative fees | 28,447 |
| Depreciation | 20,784 |
| Regulatory fees | 20,217 |
| Interest expense | 15,369 |
| **Total Operating Expenses** | 2,257,048 |
| **Net Income** | $ 639,481 |

See accompanying notes to financial statements.

## Andbanc Brokerage LLC
## Statement of Changes in Member's Equity
## For the Year Ended December 31, 2018

| | |
|---|---|
| **Member's Equity, December 31, 2017** | $1,322,687 |
| Net income | 639,481 |
| **Member's Equity, December 31, 2018** | $1,962,168 |

See accompanying notes to financial statements.

## Andbanc Brokerage LLC
## Statement of Cash Flows
## For the Year Ended December 31, 2018

| | | |
|---|---|---|
| **Cash flows used in operating activities** | | |
| Net income | $ | 639,481 |
| Adjustments to reconcile net income to cash provided by (used in) operating activities: | | |
| Depreciation | | 20,784 |
| Changes in operating assets and liabilities: | | |
| Due from clearing broker | | (393,135) |
| Prepaid expenses and other assets | | (567,591) |
| Deposit with clearing broker | | (50,740) |
| Account payable and accrued expenses | | 22,554 |
| Commissions payable | | 23,136 |
| Due to related party | | (5,100) |
| **Net cash used in operating activities** | | (310,611) |
| **Net Decrease in Cash** | | (310,611) |
| Cash at Beginning of Year | | 560,098 |
| **Cash at End of Year** | $ | 249,487 |

| | | |
|---|---|---|
| **Supplemental Disclosure of Cash Flow Information:** | | |
| Cash paid for interest | $ | 15,369 |

See accompanying notes to financial statements.

## 1. Nature of Operations and Summary of Significant Accounting Policies

### Nature of Operations

Andbanc Brokerage LLC ("the Company") was organized on November 8, 2010 in the State of Florida. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA) as a non-carrying broker/dealer. The Company is a limited liability company pursuant to the Florida Statute. The Company's operations consist primarily of introducing customer accounts on a fully disclosed basis to its clearing broker which include corporate debt, equities, and mutual fund securities. The Company does not maintain customer accounts.

### Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

### Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

### Revenue Recognition

The Company adopted Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers on January 1, 2018, the date the guidance became effective for us. The Company adopted the guidance using the modified retrospective method (i.e. applied prospectively effective January 1, 2018), which had no impact on the Company's opening retained earnings. Further, the Company determined that there was no material impact to the Company's recognition of revenue upon adoption of Topic 606.

All revenues are recorded in accordance with ASC 606, which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time.

We have completed the process of evaluating the effect of the adoption and determined there were no material changes required to our reported revenues as a result of the adoption. The majority of our revenue arrangements generally consist of two performance obligations to transfer promised goods (trade execution and administrative services). Based on our evaluation process and review of our contracts with customers, the timing and amount of revenue recognized based on ASU 2015-14 is consistent with our revenue recognition policy under previous guidance. We adopted the new standard effective January 1, 2018, using the modified retrospective approach.

## 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of three months or less. The Company had no cash equivalents during the year ended December 31, 2018.

Concentrations of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits of $250,000. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk. During 2018, the Company had no single customer whose revenue exceeded 10%.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization on an estimated straight-line basis and a useful life of 5 years. The Company has established $1,000 as the threshold amount for minimum capitalization. Leasehold improvement is stated at cost less accumulated depreciation and amortization.

Income Taxes

The Company has made an election to be treated as a limited liability company under Federal Income tax laws and is viewed as a disregarded entity. The financial statements do not include a provision for income taxes, because the Company does not incur federal or state income taxes. Instead, its earnings and losses are included in the member's taxable income. As of December 31, 2018, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company did not have accrued interest or penalties associated with any uncertain tax benefits, nor was any interest expense recognized during the year ended December 31, 2018. The Company's 2016 through 2018 tax years are open for examination by federal and state taxing authorities.

The Company generates revenue primarily on a riskless principal transaction basis. The Company records commissions and related clearing expenses on a trade date basis as securities transactions occur and are posted to Company ledgers monthly when the clearing broker remits its monthly statements.

## 2. Deposit With Clearing Organization

A deposit of $251,295 exists with Pershing, LLC. as of December 31, 2018.

**3. Receivables From Broker and Dealers**

The Company clears all of its securities transactions with Pershing, LLC. Receivables from brokers and dealers consist of net settlement receivables for commissions earned and commissions that had not settled at December 31, 2018. The receivables are short term in nature and resulted in a $893,620 balance at December 31, 2018.

**4. 12b1 Fees Receivable**

The Company generates mutual fund trailer fees which are recognized when earned. The balance was $145,400 is included in the accompanying statement of financial condition as of December 31, 2018.

**5. Related Party Transactions**

The Company has an expense sharing agreement with Andbanc Wealth Management ("AWM"), the Company's sole member and a related party. The annual rent incurred for the year 2018 was $86,230. The annual rent to be incurred for the subsequent years will reflect any increments that its holding company will incur under the lease agreement. In addition, AWM acts as a common paymaster for designated employees of the Company plus direct reimbursements for other operating expenses such as telephone, data services, and travel expenditures. The amount due to AWM was $27,969 as of December 31, 2018.

During 2018 the Company earned revenues from five entities related to the Company based on common ownership and control totaling $307,491.

**6. Fair Value of Financial Instruments**

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

*Level 1*- Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

### 6. Fair Value of Financial Instruments (continued)

*Level 2*- Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

*Level 3*- Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of aparticular input to the fair value measurement of an instrument requires judgement and consideration of factors specific to the instrument.

At December 31, 2018 the carrying amounts reported in the balance sheet for cash, due from clearing broker, prepaid expenses, accounts payable and accrued expenses, commissions payable and due to related party, approximate fair value based on the short-term maturity of these instruments.

### 7. Net Capital and Aggregate Indebtedness Requirement

The Company is subject to Part 240 Rule 15c3-1 of the Securities Exchange Act of 1934 (SEC Rule 15c3-1). SEC Rule 15c3-1 requires the Company to maintain a minimum net capital balance and a maximum ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2018, the Company's net capital balance as defined by SEC Rule 15c3-1 was $1,287,942 which exceeded the minimum requirement of $100,000. At December 31, 2018, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was .08 to 1.0.

**8. Property and Equipment**

Details of property and equipment at December 31, 2018 are as follows:

| | |
|---|---|
| Furniture & fixtures | $57,264 |
| Leasehold improvements | 44,676 |
| | 101,940 |
| Less accumulated depreciation | (35,169) |
| | $66,771 |

Depreciation expense was $20,784 for the year ended December 31, 2018.

**9. Employee advances**

In September 2018, the Company issued advances to two registered representatives in the form of sign on bonus, advances and draws. The sign on bonus of $190,000 is forgivable monthly in sixty equal installments as long as the representatives remain registered with the Company. The remaining balance of $180,500 is included in advances in the accompanying statement of financial condition as of December 31, 2018. Additionally, the representatives are advanced compensation. The advanced compensation balance of $252,645 is included in the accompanying statement of financial condition as of December 31, 2018. In August 2018, the Company advanced an independent contractor $44,333 for the introduction of prospective clients. The remaining balance of $12,667 is included in advances in the accompanying statement of financial condition as of December 31, 2018.

**10. Commitments and Contingencies**

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

**11. Subsequent Events**

The Company has evaluated subsequent events from its year end through February 26, 2019, the date whereupon the financial statements were available to be issued and determined there are no items to disclose.

# Supplementary Information

## Andbanc Brokerage LLC
## Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934
## December 31, 2018

| | |
|---|---|
| **Total Ownership Equity Qualified for Net Capital** | $ 1,962,168 |
| Deductions and/or charges for non-allowable assets: | |
| Prepaid expenses and other assets | 9,724 |
| 12b 1 fees receivable | 145,400 |
| Employee advances | 445,812 |
| Excess clearing deposit | 1,295 |
| Property and equipment, net | 66,771 |
| Other deductions and/or charges | 8 |
| Total deductions | 669,010 |
| Net Capital before haircuts | 1,293,158 |
| Haircuts: | |
| Foreign currency | 5,216 |
| **Net Capital** | 1,287,942 |
| **Computation of Basic Net Capital Requirement** | |
| Minimum net capital required (6-2/3% of Aggegate Indebtedness) | |
| Minimum dollar net capital requirement of reporting broker-dealer | |
| Net capital requirement (greater of above) 100,000 | 100,000 |
| **Excess Net Capital** | $ 1,187,942 |

**Statement Pursuant to Paragraph (d)(4) of Rule 17a-5**

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2018.

## Andbanc Brokerage LLC
## Schedule II: Computation of Aggregate Indebtedness
## As of December 31, 2018

| | |
|---|---|
| **Computation of Aggregate Indebtedness** | |
| Accounts payable, commissions payable, due to related party and accrued expenses | $ 99,941 |
| **Total Aggregate Indebtedness** | $ 99,941 |
| Ratio: Aggregate indebtedness to net capital | .08 to 1.0 |

ANDBANK / Andbanc Brokerage LLC
1221 Brickell Avenue, Suite 1550
Miami, Florida 33131
T. +305-702-0600

Andbanc Brokerage, LLC

Exemption Report

We as members of management of Andbanc Brokerage, LLC (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*) and (2) we met the identified exemption provisions from January 1, 2018 to December 31, 2018 without exception.

Andbanc Brokerage, LLC

I, Joaquin Frances, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Executive Officer and Managing Director

Date: February 26, 2019

ASSURANCEDIMENSIONS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member
of **Andbanc Brokerage LLC**

We have reviewed management's statements, included in the accompanying Statement of Exemption, in which (1) Andbanc Brokerage LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Andbanc Brokerage LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under the provision (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" (exemption provisions) and (2) Andbanc Brokerage LLC stated that Andbanc Brokerage LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Andbanc Brokerage LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Andbanc Brokerage LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" of Rule 15c3-3 under the Securities Exchange Act of 1934.

Assurance Dimensions

Coconut Creek, Florida

February 26, 2019

**ASSURANCE**DIMENSIONS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Managers and Member of **Andbanc Brokerage LLC**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Andbanc Brokerage LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Andbanc Brokerage LLC for the year ended December 31, 2018 , solely to assist you and SIPC in evaluating Andbanc Brokerage LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Andbanc Brokerage LLC's management is responsible for Andbanc Brokerage LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Assurance Dimensions

Coconut Creek, Florida

February 26, 2019